Filed Pursuant to Rule 433

File No. 333-223660

Bell Canada

US$400,000,000 4.464% Series US-1 Notes due 2048

Pricing Term Sheet

September 11, 2018

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:

US$400,000,000 4.464% Series US-1 Notes due 2048 (the “Notes”)

The Notes are a further issuance of, will form a single series with and will be fully fungible with the Issuer’s outstanding US$750,000,000 4.464% Series US-1 Notes due 2048 that were issued on March 29, 2018 (the “Existing Notes”). Upon completion of this offering, the Issuer will have US$1,150,000,000 aggregate principal amount outstanding of 4.464% Series US-1 Notes due 2048.

Expected Ratings (Moody’s / S&P / DBRS):*	Baa1 / BBB+ / BBBH

Trade Date:	September 11, 2018

Settlement Date:	September 14, 2018 (T+3)

Principal Amount:	US$400,000,000

Maturity Date:	April 1, 2048

Benchmark Treasury:	3.125% due May 15, 2048

Benchmark Treasury Price / Yield:	100-03 / 3.120%

Spread to Benchmark Treasury:	+142 basis points

Yield to Maturity:	4.540%

Coupon:	4.464% per annum, accruing from March 29, 2018

Price to Public:	98.768% of principal amount, plus accrued interest from and including March 29, 2018, the date on which interest began accruing on the Existing Notes, to but excluding the settlement date, in the amount of US$8,184,000, assuming settlement occurs on September 14, 2018 as anticipated

Interest Payment Dates:	April 1 and October 1 of each year, commencing October 1, 2018

Make-Whole Redemption:	Prior to October 1, 2047 (six months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the Notes are scheduled to mature on October 1, 2047) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:	On or after October 1, 2047 (six months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	0778FPAA7 / US0778FPAA77

Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc.

Senior Co-Managers:	CIBC World Markets Corp. Desjardins Securities Inc. National Bank of Canada Financial Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated March 20, 2018, and Preliminary Prospectus Supplement dated September 11, 2018

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Notes will be made to investors on or about September 14, 2018 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BMO Capital Markets Corp. toll-free at (866) 864-7760, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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